AdCare Health Systems, Inc.
5057 Troy Rd
Springfield, OH  45502

January 13, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Re:

AdCare Health Systems, Inc. (“Registrant”)

Request for Withdrawal of Amendment No. 1 to
Registration Statement on Form S-3
File No.  333-166488

Ladies and Gentlemen:

Pursuant to Rule 477 Registrant respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-captioned Amendment No. 1 to Form S-3 Registration Statement filed with the Commission on January 12, 2011 (the “Amendment”).  Registrant respectfully submits that a withdrawal of the Amendment is consistent with the public interest and protection of investors.  Registrant inadvertently filed this Amendment under the wrong file number (333-166488) on the EDGAR system.  Registrant will resubmit the filing under the correct file number (333-171184).

In making this request for withdrawal, Registrant confirms that no securities have been sold in reliance on the Amendment or pursuant to the prospectus contained therein.

Very truly yours,

By:  /s/ Scott Cunningham

Chief Financial Officer